UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BRASS EAGLE INC.

(Name of Subject Company (Issuer))

K2 INC.

(Name of Filing Person (Offeror))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

10553F106

(CUSIP Number of Class of Securities)

MONTE H. BAIER

K2 INC.

VICE PRESIDENT AND GENERAL COUNSEL

2051 PALOMAR AIRPORT ROAD

CARLSBAD, CALIFORNIA 92009

(760) 494-1000

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:

BRADFORD P. WEIRICK

GIBSON, DUNN & CRUTCHER LLP

333 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3197

(213) 229-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$79,485,763.37	$6,430.40

*    Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (a) $9.83, the market price of the common stock of Brass Eagle Inc. (“Brass Eagle”) based upon the average of the high and low sale prices of Brass Eagle common stock as quoted on the Nasdaq National Market System on October 31, 2003 and (b) 8,086,039, the maximum number of shares of Brass Eagle common stock and options to purchase shares of Brass Eagle common stock estimated to be acquired by K2 Inc. or cancelled pursuant to the exchange offer and subsequent merger. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$6,430.40
Form or Registration No.:	S-4
Filing Party:	K2 Inc.
Date Filed:	November 4, 2003.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by K2 Inc., a Delaware corporation (“K2”). This Schedule TO relates to the offer (the “Offer”) by K2 to exchange 0.6036 of a share, including the associated preferred share purchase rights, of common stock, par value $1.00 per share, of K2 (the “K2 Shares”), for each outstanding share of common stock, $0.01 par value of Brass Eagle Inc., a Delaware corporation (“Brass Eagle”), upon the terms and subject to the conditions set forth in the Prospectus (as defined below).

The Offer is made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003, by and among K2, Cabe Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of K2 (“Acquisition Sub”), and Brass Eagle, which contemplates the merger of Acquisition Sub with and into Brass Eagle (the “Merger”) following the consummation of the Offer. K2 has filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 relating to the K2 Shares to be issued to stockholders of Brass Eagle in the Offer and the Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is part of the Registration Statement (the “Prospectus”) and the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1) and (a)(2) hereto, respectively.

All of the information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto hereafter filed with the SEC by K2, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The subject company is Brass Eagle Inc., and its principal executive office is located at 1201 S.E. 30th Street, Bentonville, Arkansas 72712. Its telephone number at such office is (479) 464-8700.

(b)	Securities. As of November 3, 2003, there were 7,490,439 shares of common stock, $0.01 par value per share, of Brass Eagle issued and outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The name of the filing person is K2 Inc. and its principal executive office is located at 2051 Palomar Airport Road, Carlsbad, California 92009. Its telephone number at such office is (760) 494-1000. The information set forth in the section of the Prospectus entitled “Annex B—Information Concerning the Directors and Executive Officers of K2 and Cabe Acquisition Sub, Inc.,” and the information regarding K2’s directors and executive officers contained in K2’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 21, 2003, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to K2 that have been filed via the EDGAR system.

(b), (c)	Business and Background. The information set forth in the section of the Prospectus entitled “Summary—The Companies” is incorporated herein by reference. The information set forth in the section of the Prospectus entitled “Annex B—Information Concerning the Directors and Executive Officers of K2 and Cabe Acquisition Sub, Inc.,” and the information regarding K2’s directors and executive officers contained in K2’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 21, 2003, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to K2 that have been filed via the EDGAR system.

Item 4.	Terms of the Transaction.

(a)(1)	Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of Brass Eagle Common Stock and Holders of K2 Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

(a)(2)	Mergers or Similar Transactions. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and Subsequent Merger,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of Brass Eagle Common Stock and Holders of K2 Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)	Transactions, Significant Corporate Events. The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer and Subsequent Merger,” “The Merger Agreement” and “Interests of Certain Persons in the Offer and Subsequent Merger” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Prospectus entitled “Questions and Answers About the Offer,” “Background and Reasons for the Offer and Subsequent Merger” and “Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)-(7)	Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Background and Reasons for the Offer and Subsequent Merger,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of Brass Eagle Common Stock and Holders of K2 Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the section of the Prospectus entitled “Certain Effects of the Offer—Financing of the Offer” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)	Securities Ownership, Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements

(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and Subsequent Merger,” “The Offer,” “Certain Legal Matters and Regulatory Approvals,” “Interests of Certain Persons in the Offer and Subsequent Merger,” “The Merger Agreement” and “Certain Effects of the Offer” is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)	Prospectus relating to shares of K2 to be issued in the Offer and the Merger, dated November 4, 2003 (incorporated by reference to K2’s Registration Statement on Form S-4 filed on November 4, 2003 (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to exhibit 99.2 to the S-4).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the S-4).

(a)(6)	Press Release (incorporated by reference to Exhibit 99.6 to the S-4).

(b)	None.

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003, by and among K2 Inc., Cabe Acquisition Sub, Inc. and Brass Eagle Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by K2 on October 23, 2003).

(d)(2)	Exchange Agreement, dated as of October 22, 2003, by and between K2 Inc., Brass Eagle Inc. and Charter Oak Partners (incorporated by reference to Exhibit 10.1 to the S-4).

(d)(3)	Form of Non-Competition Agreement to be entered into by and between K2 Inc., Brass Eagle Inc. and Charter Oak Partners (incorporated by reference to Exhibit 10.2 to the S-4).

(g)	None.

(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP (incorporated by reference to Exhibit 5.1 to the S-4).

(h)(2)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ RICHARD J. HECKMANN

Richard J. Heckmann Chief Executive Officer, Director and Chairman of the Board

Dated: November 4, 2003

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Prospectus relating to shares of K2 to be issued in the Offer and the Merger, dated November 4, 2003 (incorporated by reference to K2’s Registration Statement on Form S-4 filed on November 4, 2003 (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to exhibit 99.2 to the S-4).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the S-4).

(a)(6)	Press Release (incorporated by reference to Exhibit 99.6 to the S-4).

(b)	None.

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003, by and among K2 Inc., Cabe Acquisition Sub, Inc. and Brass Eagle Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by K2 on October 23, 2003).

(d)(2)	Exchange Agreement, dated as of October 22, 2003, by and between K2 Inc., Brass Eagle Inc. and Charter Oak Partners (incorporated by reference to Exhibit 10.1 to the S-4).

(d)(3)	Form of Non-Competition Agreement to be entered into by and between K2 Inc., Brass Eagle Inc. and Charter Oak Partners (incorporated by reference to Exhibit 10.2 to the S-4).

(g)	None.

(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP (incorporated by reference to Exhibit 5.1 to the S-4).

(h)(2)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).